[Greenberg Traurig, LLP Letterhead]
Michael L. Kaplan
Tel. 602.445.8314
Fax 602.445.8615
KaplanM@gtlaw.com
September 11, 2008
VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM
United States Securities and Exchange Commission
Mail Stop 3561
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Lauren Nguyen

Re:	Roadrunner Transportation Services Holdings, Inc.
Registration Statement on Form S-1
File No. 333-152504
Dear Ms. Nguyen:
     We express our appreciation for your prompt and thorough review of the Registration Statement on Form S-1 of Roadrunner Transportation Services Holdings, Inc. (the “Company”). On behalf of the Company, we are responding to comments on the Registration Statement provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated August 22, 2008. In conjunction with these responses, the Company is filing Amendment No. 1 to the Registration Statement (the “Amendment”) via EDGAR.
     The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type. To further facilitate the Staff’s review, the enclosed courtesy copies of the Amendment have been marked in the margins to indicate the location of revisions made in response to the corresponding comment numbers.
General
1.	Staff Comment: Prior to printing and distribution of the preliminary prospectus, please supplementally provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Company Response: The Company acknowledges the Staff’s comment and has included the pictures and graphics, along with accompanying captions, in the Amendment, and will provide the Staff with any updates to such artwork prior to printing and distributing the preliminary prospectus. The Company understands that the Staff may have additional comments once the Staff reviews these materials.
Registration Statement Cover Page
2.	Staff Comment: Please revise your fee table to indicate separately the shares that are offered by the selling shareholders.

United States Securities and Exchange Commission
Attention: Lauren Nguyen
September 11, 2008

Company Response: The Company respectfully asks the Staff to assist the Company in understanding the basis for this comment. The Company has reviewed the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), including the General Instructions for Form S-1, Item 501 of Regulation S-K, and Rule 457, and has been unable to determine to which rule or regulation the Staff is referring. Additionally, the Company has reviewed Form S-1 registration statement precedent and has been unable to locate an example in which a registrant separately listed on the fee table the shares offered by the selling stockholders. In particular, the Company is uncertain as to how to calculate the portion of the registration fee attributable to selling stockholder shares and Company shares prior to ascertaining the price at which such shares will be sold to the public, which determination customarily occurs after the registration statement is declared effective.
Table of Contents
3.	Staff Comment: In the “Market and Industry Data and Forecasts” section, we note that you have relied on reports from third party sources for data. Please either confirm that the data provided by these third parties was not prepared specifically for you in connection with your disclosure and was otherwise generally publicly available for a low or nominal subscription fee or provide a consent under Rule 436.

Company Response: The Company confirms that the data provided by third parties are publicly available for a low or nominal subscription fee. The Company has obtained the appropriate consent from Armstrong & Associates, American Trucking Associations, and the Transportation Intermediaries Association to cite these reports in the registration statement, which consents are attached hereto as Exhibits A, B, and C, respectively.
Prospectus Summary, page 1
General
4.	Staff Comment: Your prospectus summary should be brief and should be provided in plain English. As such, please reduce the amount of defined terms in your summary and define only those terms necessary to provide a brief overview of the key aspects of your offering in clear plain language. Please refer to Instruction to 503(a) of Regulation S-K. Make corresponding changes throughout your prospectus, as appropriate.

Company Response: Pursuant to your request, the Company has revised the prospectus summary and deleted certain defined terms that previously appeared in the introductory paragraph of the prospectus summary.
5.	Staff Comment: Consider adding an organizational chart to highlight how your company and business segments are structured here or in an appropriate section.

Company Response: Pursuant to your request, the Company has included an organizational chart highlighting the structure of the Company’s business segments immediately preceding the heading “Risk Factors” on page 4 of the prospectus.

United States Securities and Exchange Commission
Attention: Lauren Nguyen
September 11, 2008

6.	Staff Comment: Please create a separate section in the summary to briefly describe the material terms of the GTS merger and the other transactions that will occur at the time of the offering. Furthermore, in an appropriate place in the prospectus, please provide a separate section describing all the material terms of the GTS merger. Also, provide us with a copy of the merger agreement.

Company Response: Pursuant to your request, the Company has included a section entitled “GTS Merger” immediately following the section entitled “Our History” on page 4 of the prospectus, briefly describing the GTS merger and cross referencing the more detailed description of the material terms of the merger in “Certain Relationships and Related Transactions” on page 64 of the prospectus. The Company has further described the other transactions that will occur at the time of, and that are conditioned upon, the offering under “The Offering” on page 5 of the prospectus. The Agreement and Plan of Merger will be provided to the Staff per your request.
7.	Staff Comment: Also, we note on page 63 that you will be issuing shares in order to effect the GTS merger. Please provide us with an analysis of why this transaction is exempt from registration, including why the exchange of shares should not be integrated with this offering.

Company Response: The Company respectfully advises the Staff that, for the reasons stated below, (1) the exchange of shares of GTS common stock for shares of the Company’s common stock in connection with the GTS merger is exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder, and (2) the exchange of shares in the GTS merger should not be integrated with the Company’s initial public offering (the “IPO”).

Exemption from Registration

The SEC generally considers four factors when determining whether an offering is a public offering: (1) the number of offerees, (2) sophistication of the offerees, (3) relationship between the issuer and the offerees, and (4) size and manner of the offering. See SEC Release No. 33-285 (January 24, 1935).

Number of offerees. In the GTS Merger, there are eight stockholders exchanging their shares of GTS common stock for Company common stock. While the question of whether an offering is a public one should not “be determined exclusively by the number of prospective offerees,” courts agree that “the more offerees, the more likelihood that the offering is public.” See Release No. 33-285, at 1; Hill York Corp. v. American International Franchises, Inc., 448 F.2d 680, 688 (Sept. 8, 1971). In the case of the GTS merger, the number of offerees is relatively small.

Sophistication of the offerees. Each of the GTS stockholders is an “accredited investor” as defined in Rule 501(a) of Regulation D and represented such to GTS in its or his subscription documentation when purchasing shares of GTS. Additionally, each GTS stockholder is either affiliated with a current Company stockholder or has a heightened level of involvement with the day-to-day operations of the Company. For example, five out of the six individual, non-entity stockholders of GTS have since March 2008 been working closely with the Company’s senior management in anticipation of the combination of the two companies. The sixth individual was

United States Securities and Exchange Commission
Attention: Lauren Nguyen
September 11, 2008

previously corporate counsel to GTS, has significant transaction experience, and is a sophisticated investor.

Relationship between the issuer and the offerees. As mentioned above, the GTS stockholders have relationships with the issuer that afford them access to or disclosure of more information than a registration statement would provide. Two of the eight stockholders are investment funds affiliated with Thayer | Hidden Creek and five others are officers of GTS who have been involved with the Company’s senior management since March 2008 in anticipation of combining the two entities. The sixth individual, non-entity stockholder was previously corporate counsel to GTS, represented GTS in the GTS acquisition, and has been privy to non-public information about the Company. As such, each stockholder has had access to more detailed information concerning the Company than would be available to the public by means of a registration statement.

Size and manner of the offering. It is generally accepted that “the smaller the size of the offering, the more probability it is private.” See Hill, 488 F.2d at 689. In addition, an offering will not be considered private if it has been publicly advertized. See Hill, 488 F.2d at 689. There are only eight GTS stockholders exchanging shares in the GTS merger and they are only eligible to do so because they are existing GTS stockholders, not because they were responded to a general solicitation.

For the reasons stated above, the exchange of GTS shares in the GTS Merger is exempt from registration under Section 4(2) of the Securities Act. The Company acknowledges that if the issuance of Company shares pursuant to the GTS merger was integrated with the IPO, the exchange would not be exempt from registration under Regulation D or Section 4(2) of the Securities Act.

Integration

The SEC considers the following five factors when determining whether offers and sales should be integrated for purposes of the exemption provided under Section 4(2) of the Securities Act:
1.	Whether the sales are part of a single plan of financing;

2.	Whether the same type of consideration is received;

3.	Whether the sales are made for the same general purpose;

4.	Whether the sales involve issuance of the same class of securities; and

5.	Whether the sales have been made at or about the same time.
See Sec. Rel. No. 33-4552 (Nov. 6, 1962), in which the SEC applied the five factor test from Rule 502(a) of Regulation D to an offering made pursuant to Section 4(2).

Single plan of financing. The GTS merger and the IPO are not parts of a single plan of financing. The GTS merger is the combination of a Thayer | Hidden Creek-controlled entity with another Thayer | Hidden Creek-controlled entity for purposes of augmenting the services offered by the Company and capitalizing on synergies between the two entities. The merger of GTS into the Company was contemplated by Thayer | Hidden Creek as a private transaction

United States Securities and Exchange Commission
Attention: Lauren Nguyen
September 11, 2008

prior to the consummation of the acquisition of GTS in February 2008, which was not made in anticipation of the IPO. In contrast, the IPO is an offering of a new investment opportunity to the general public intended to raise new capital for the Company.

Same type of consideration received. The consideration for the IPO is different from the consideration in the GTS merger. Investors in the IPO will be paying cash at a per share price equal to the fair market value as determined by the Company and the underwriters and dictated by market factors. In the GTS merger, no cash is involved – shares of GTS common stock will be exchanged for shares of the Company’s common stock at an exchange rate negotiated between GTS and the Company.

Same general purpose. The GTS merger and the IPO are being made for different purposes. The purpose of the GTS merger is to enhance the Company’s service offerings and recognize synergies between the two businesses, while the purpose of the IPO is to raise capital. The GTS merger and IPO are not interchangeable; the separate objectives of each can be achieved only through separately structured transactions.

Issuance of same class of securities. Both the GTS merger and the IPO involve the issuance of the Company’s common stock. The shares issued in the IPO, however, will be freely tradable shares issued to new investors. The shares issued in the GTS merger will be restricted securities, and therefore the sale thereof must be made pursuant to an available exemption from the registration requirements of the Securities Act.

Made about the same time. The GTS merger will occur just prior to the consummation of the IPO. The SEC has repeatedly stated that offerings would not be integrated despite occurring at or about the same time where other factors weighed against integration of the offerings. See, e.g., North American Leisure Group, Inc., SEC No-Action Letter (Dec. 15, 1988); Guarantee Mutual Life Co., SEC No-Action Letter (Apr. 13, 1995).

The Company acknowledges that the GTS merger and the IPO may be deemed to involve the same class of security and occur at about the same time, however, because they (1) do not constitute a “single plan of financing,” (2) do not involve “the same type of consideration,” and (3) are not for the “same general purpose,” the Company believes that the GTS merger and the IPO should not be integrated. The Company believes that, based on SEC no-action letter precedent, these latter three factors outweigh the former and support the conclusion that the GTS merger should not be integrated with the IPO.

In several no-action letters finding that public and private offerings need not be integrated, the Staff noted in particular that the proposed offerings involved different consideration and were for different purposes. See, e.g., North American Leisure Group, Inc., SEC No-Action Letter; Blue Cross and Blue Shield of Virginia, SEC No-Action Letter (June 14, 1996); Guarantee Mutual Life Co., SEC No-Action Letter. In addition, the Staff has previously stated that integration is not required even where a public offering is contemplated at the time of a private offering. See Quad City Holdings, Inc., SEC No-Action Letter (Apr. 9, 1993) (“the filing of a registration statement [following an offering otherwise exempt under Section 4(2) of the Securities Act] . . . should not vitiate the Section 4(2) exemption.”). Finally, in considering whether issuances of securities in multiple private placements conducted pursuant to Regulation D would be integrated with one another, the Staff stated that offerings need not be integrated despite being made at or about the same time, involving the same class of securities and for which the same

United States Securities and Exchange Commission
Attention: Lauren Nguyen
September 11, 2008

type of consideration was received because the offerings were not intended for the same purpose and were not part of a single plan of financing. See Pacific Physician Services, Inc., SEC No-Action Letter (Aug. 20, 1985).

Based upon the facts and circumstances of the GTS merger and the IPO, the GTS merger should not be integrated with the IPO.
Our Business and Recent Developments, page 1
8.	Staff Comment: Please revise the entire summary to remove industry jargon and marketing language so that your disclosure may be more clearly understood by an investor unfamiliar with your industry. Instead, explain your services or features using clear plain language. Examples of such terminology include, but are not limited to: “logistics services,” “customized and expedited LTL,” “parcel,” “core competencies,” “scalable features,” “intermodal, “multi-modal,” and “value-added performance reporting.” Similarly revise throughout the prospectus.

Company Response: Pursuant to your request, the Company has revised the prospectus summary to clearly inform an investor that may be unfamiliar with the Company’s industry as to the meaning of various industry terminology, such as “less-than-truckload,” “truckload,” “third-party logistics,” and “transportation management solutions.” Given the common use of these and other terms in the SEC filings of other companies in the Company’s industry, the Company believes that using these terms provides investors with the opportunity to understand the Company’s business and meaningfully compare its business model and services to those of its competitors. The Company respectfully directs the Staff to excerpts from recent annual reports on Form 10-K for Universal Truckload Services, Inc.; JB Hunt Transport Services, Inc.; Hub Group, Inc.; Forward Air Corporation; and C. H. Robinson Worldwide, Inc., in addition to the recently filed Amendment No. 3 to Form S-1 registration statement for Echo Global Logistics, Inc. In these excerpts, which are attached for your convenience as Exhibit D hereto, transportation and logistics companies use “logistics services,” “truckload,” “LTL,” “parcel,” “scalable,” “intermodal,” and “multi-modal” to describe their businesses. The Company believes that failing to use such terminology to describe its business would place investors at a disadvantage in comparing the Company’s business model and services with other companies in the transportation industry.
9.	Staff Comment: Please revise to provide a financial snapshot of your company for the last audited period and interim stub.

Company Response: Pursuant to your request, the Company has included in the second and third paragraphs under “Our Business and Recent Developments” on page 1 of the prospectus net revenue and operating income for its business segments for the year ended December 31, 2007 and the six-month period ended June 30, 2008. Because a financial snapshot of the Company as a whole is included on page 7 of the prospectus, the Company included financial information for its business segments on page 1 in order to provide investors with a more detailed picture of its operating results.

10.	Staff Comment: Please revise your summary throughout to provide investors with the basis for your statements of belief. For instance, we note that you believe you are “the largest non-asset based provider of customized LTL services in North America.” We

United States Securities and Exchange Commission
Attention: Lauren Nguyen
September 11, 2008

also note that you believe you have “strong relationships” with delivery and third-party carriers.
Company Response: Pursuant to your request, the Company has revised the Company’s statements of belief throughout the prospectus, including deleting “strong relationships” throughout the document. In addition, please see the revisions in the last sentence of the second bullet point on page 2, the paragraph following the graph on page 43, the third paragraph under the graph on page 45, and the second and fifth full paragraphs on page 47.

The Company hereby supplementally provides support for the Company’s statements of belief. Specifically, the Company has provided the following in response to your comment:
A.	“Although we service large national accounts, we primarily focus on small to mid-size shippers, which we believe represent an expansive and underserved market.” (Page 1 of the Amendment)

Attached to this letter as Exhibit E is an article from The Seattle Times dated December 10, 2006 entitled “Big shipping companies woo small businesses.” The article states that of the 23 million businesses in the country, approximately 98% are small enterprises, according to the Small Business Association, and 97% of all exporters are small venturers. The article also points out that DHL, one of the largest transportation services providers, believes the small business market is an “underserved market.”

B.	“We believe that, historically, the over-the-road freight sector has experienced levels of excess capacity.” (Page 9 of the Amendment)

Attached to this letter as Exhibit F is an industry research survey from Robert W. Baird & Co. dated January 2008 entitled “Transportation & Logistics: Truckload/Less-Than-Truckload Industry Overview,” which demonstrates that the transportation industry experienced excess capacity in the late 1990s and again in the current decade. This survey was not commissioned by the Company nor did Robert W. Baird & Co. receive any compensation from the Company related to this survey.

Additionally, attached to this letter as Exhibit G is an excerpt from the 2007 Annual Report on Form 10-K for Werner Enterprises, Inc., a transportation and logistics services provider, which states that “[t]he significant industry-wide accelerated purchase of new trucks in advance of the January 2007 EPA emissions standards for newly manufactured trucks contributed to excess truck capacity. This excess capacity partially disrupted the supply and demand balance for trucks in the second half of 2006 and in 2007.”
C.	“We believe that shippers are increasingly seeking “one-stop” transportation and logistics providers that can offer a comprehensive suite of services to meet all of their shipping needs.” (Page 40 of the Amendment)

Attached to this letter as Exhibit H is an excerpt from the Annual Report on Form 10-K for UTi Worldwide Inc., a transportation and logistics services provider, for the fiscal year ended January 31, 2008, which states that “companies are increasingly seeking

United States Securities and Exchange Commission
Attention: Lauren Nguyen
September 11, 2008

full service solutions from a single or limited number of partners that are familiar with their requirements, processes and procedures and that can provide services globally.”
D.	“We believe shippers will continue to consolidate their vendor base to increase outsourcing efficiencies and focus on core competencies.” (Page 40 of the Amendment)

Attached to this letter as Exhibit I is an excerpt from the 2007 Annual Report on Form 10-K for Landstar System, Inc., a transportation and logistics services provider, which states that “[i]ncreasingly, larger shippers are substantially reducing the number of authorized carriers they use in favor of a small number of ‘core carriers’...whose size and diverse service capabilities enable these core carriers to satisfy most of the shippers’ transportation needs.”

E.	“As a result, we believe that transportation and logistics providers that offer broad geographic coverage and multiple modes of transportation in conjunction with technology-enabled solutions are positioned to gain market share from smaller providers that typically lack the scale, resources, and expertise to remain competitive.” (Page 40 of the Amendment)

Attached to this letter as Exhibit J is an excerpt from the Annual Report on Form 10-K for UTi Worldwide Inc. for the fiscal year ended January 31, 2008, which states that “it is becoming increasingly difficult for smaller regional competitors or providers with a more limited service or information technology offering to compete, which we expect to result in further industry consolidation.”

Attached to this letter as Exhibit K is an excerpt from the 2007 Annual Report on Form 10-K for Expeditors International Of Washington, Inc., a logistics services provider, which states that “[s]mall and middle-tier competitors, in general, do not have the resources available to develop ... customized systems. As a result, there is a significant amount of consolidation currently taking place in the industry.”

F.	“We believe that companies are increasingly recognizing the potential cost savings, improved service, and increased financial returns gained from outsourcing repetitive and non-core activities to specialized third-party providers.” (Page 40 of the Registration Statement)

Attached to this letter as Exhibit L is a news release from Ryder System, Inc., a transportation and logistics services provider, dated March 24, 2008 entitled “Ryder Solutions Help Reduce Fuel Consumption and Improve Transportation Efficiencies: Simple Strategies Can Help Mitigate the Impact of Rising Fuel Costs.” The news release provides statements from Ryder’s Senior Vice President and General Manager of U.S. Supply Chain Solutions that the company’s “fleet management and supply chain solutions offerings are intrinsically designed to help improve efficiencies and reduce costs,” and that “[d]uring tough economic times, fueled by increasing oil prices, [the company’s] solutions become even more valuable as customers look to maintain profitability and remain competitive.”

Attached to this letter as Exhibit M is a news release from Ryder System, Inc. dated April 3, 2008 entitled “Harman International Outsources Warehousing and Distribution

United States Securities and Exchange Commission
Attention: Lauren Nguyen
September 11, 2008

Operations to Ryder.” The news release provides statements from the Senior Vice President of Supply Chain for Harman Consumer Group that the company’s “supply chain is a critical part of [the company’s] commitment to bringing innovative products to market faster and further increasing customer service,” and that “[w]orking with a proven logistics partner...will help [the company] to meet these goals while focusing on [its] core competencies.”

Attached to this letter as Exhibit N is a news release from Ryder Europe, a part of Ryder System, Inc., dated January 18, 2008 entitled “Blackheath Sells Fleet to Ryder on Leaseback Deal.” The news release provides a statement from the chairman of Blackheath Products that the company’s “third party maintenance provider could only carry out routine maintenance and breakdown repairs during the daytime and this meant holding vehicles back from distribution duties for servicing. This resulted in [the company’s] fleet size being larger than it needed to be to ensure that [the company] always had enough trucks to cover for those under repair.”
11.	Staff Comment: See the last sentence of the first paragraph pertaining to “pro forma capital expenditures as a percentage of pro forma revenues.” Delete this non-GAAP numerical measure or provide a cross-reference to a discussion of the computation of this measure and its usefulness to management and investors, along with providing a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure. Please revise throughout the document. Refer to Question No. 13 of the Staff’s “Frequently Asked Questions Regarding the Use of NonGAAP Financial Measures,” issued June 13, 2003.

Company Response: Pursuant to your request, the Company included “pro forma capital expenditures as a percentage of pro forma revenues” for 2007, which corresponds to the “Pro Forma Consolidated Financial and Other Data” provided on pages 6 and 7 of the prospectus. The Company has revised the prospectus throughout for this GAAP measure, added a cross reference to page 6, and added a discussion of its usefulness to management and investors in footnote (c) on page 7.
12.	Staff Comment: On pages 2, 38, and 43, we note that you believe you are well-positioned for continued growth in anticipation of a rebound in the over-the-road freight sector. As the U.S. domestic over-the-road freight sector has been experiencing a downturn, please tell us the basis for the statement that there will be a rebound or revise the disclosure.

Company Response: Pursuant to your request, the Company has deleted “in anticipation of a rebound in the over-the-road freight sector” throughout the prospectus and replaced it with “in the event of a rebound in the over-the-road freight sector” in order to indicate to investors that the Company is not certain that a rebound will occur.
Our Competitive Strengths and Services, page 2
13.	Staff Comment: Please revise to balance your competitive strengths with a brief discussion of the principal challenges or risks associated with your business. Furthermore, you should provide context for investors by briefly explaining the position of your company in relation to your competition. Similarly revise the next section regarding your growth strategy.

United States Securities and Exchange Commission
Attention: Lauren Nguyen
September 11, 2008

Company Response: Pursuant to your request, the Company has revised the disclosure in the prospectus summary on page 4 under the heading “Risk Factors” to discuss the principal risks associated with its business in order to balance the discussion of its competitive strengths.

The Company respectfully directs the Staff to the discussion of the Company’s position in relation to its competitors in its two major business segments, less-than-truckload services and truckload brokerage services. In particular, the Company respectfully directs the Staff to the first sentence of the first bullet under “Our Competitive Strengths,” which discusses the Company’s position in relation to other non-asset based less-than-truckload providers, based on revenue. The Company also respectfully directs the Staff to the first sentence of the second bullet under “Our Competitive Strengths,” which discusses the Company’s position in relation to other truckload brokerage providers, based on revenue.

14.	Staff Comment: See the paragraph discussion of “Flexible Operating Model.” Please delete the last sentence pertaining to pro forma return on invested capital and return on assets.

Company Response: Pursuant to your request, the Company has deleted the last sentence under “Flexible Operating Model” on pages 2 and 41 of the prospectus pertaining to pro forma return on invested capital and return on assets.
Our Growth Strategies, page 3
15.	Staff Comment: We note that you intend to continue to pursue acquisitions. Other than GTS, please indicate whether you have any current plans, proposals, or understandings in this regard.

Company Response: Pursuant to your request, the Company has revised the disclosure under “Pursue Selective Acquisitions” on pages 3 and 42 of the prospectus to indicate that it does not have any specific acquisition under consideration and does not have any proposals or arrangements with respect to such a transaction.
Experienced and Motivated Management Team, page 3
16.	Staff Comment: We note your disclosure here and in the risk factor on page 12 under the heading “Our senior management has limited experience managing a public company.” Please revise here to similarly disclose or advise.

Company Response: Pursuant to your request, the Company has revised the disclosure in the prospectus summary on page 4 of the prospectus under the heading “Risk Factors” to advise that the Company’s senior management has limited experience managing a public company.
Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data, page 6
17.	Staff Comment: Expand the fourth paragraph here and on page 19 to disclose whether or not GTS had any substantive operations from the date of its inception, February 12, 2008, until it acquired Group Transportation Services and GTS Direct on February 29,

United States Securities and Exchange Commission
Attention: Lauren Nguyen
September 11, 2008

2008. Further,clarify that these entities were commonly controlled entities prior to being acquired by GTS, and thus the filing includes their historical financial statements on a combined basis and they are considered to be the predecessor entity to GTS. Also, disclose that GTS is deemed to be the successor entity and that for periods subsequent to the February 29, 2008 acquisition date, the historical financial statements are presented under new company basis, which has been accounted for using the purchase method of accounting.

Company Response: Pursuant to your request, the Company has revised the disclosure on pages 6 and 19 of the prospectus to clarify that GTS had no substantive operations from February 12, 2008 (date of inception) until it acquired Group Transportation Services and GTS Direct on February 29, 2008, and that Group Transportation Services and GTS Direct were under common control prior to the GTS acquisition and GTS is considered the successor entity to Group Transportation Services and GTS Direct for periods subsequent to the date of the GTS acquisition.

18.	Staff Comment: Refer to the disclosure in the fifth paragraph that states “however, such adjustments are subject to change.” Clarify if you expect any final adjustments to be materially different from the preliminary amounts presented in the filing, and if so, describe which adjustments made be materially different, the reasons why, and include an estimated range. This comment is also applicable to the sixth paragraph on page 19.

Company Response: Pursuant to your request, the Company has revised the disclosure on pages 6 and 19 of the prospectus to clarify that the Company’s management does not expect any final adjustments to be materially different from the preliminary amounts presented in the prospectus.
Risk Factors, page 10
Fluctuations in the price or availability of fuel and limitations on our ability to collect fuel surcharges may adversely affect our results of operations, page 8
19.	Staff Comment: We note your disclosure that you pass through the increased fuel costs to your customers. Please revise to disclose whether you have any contracts with your customers for these capped surcharges.

Company Response: Pursuant to your request, the Company has revised the risk factor on page 8 of the prospectus to disclose that the Company has contractual arrangements for capped surcharges that vary by customer.
A significant or prolonged economic downturn . . ., page 10
20.	Staff Comment: On page 2, we note that you disclosed the U.S. is experiencing a downturn in the over-the-road freight market. Please revise the risk factor subheading and the risk factor discussion to clearly disclose the fact that you are currently in a downturn.

United States Securities and Exchange Commission
Attention: Lauren Nguyen
September 11, 2008

Company Response: Pursuant to your request, the Company has revised the risk factor on page 10 of the prospectus to clearly disclose that the over-the-road freight sector is currently in a downturn.
We may be required to incur substantial expenses and resources in defending intellectual property litigation against us, page 11
21.	Staff Comment: Please revise the risk factor to disclose whether you have registered any patent or trademark protections to date. In an appropriate place in the prospectus, revise to include your registered patents and trademark protections.

Company Response: Pursuant to your request, the Company has revised the risk factor on page 11 of the prospectus to clarify that the Company does not currently have any patent protections. The Company respectfully advises the Staff that the risk factor pertains to the Company’s use of its technology system, to which patent protection but not trademark protection would apply.
Capitalization, page 17
22.	Staff Comment: Please expand the introductory paragraph to disclose whether the IPO, GTS merger, conversion of Class A and Class B common stock, and redemption of the Series A preferred stock are conditioned upon each other and will occur simultaneously with the IPO. If not, describe which of the transactions are solely conditioned upon the IPO.

Company Response: Pursuant to your request, the Company has revised the introductory paragraph under “Capitalization” on page 17 of the prospectus to disclose that the GTS merger, conversion of Class A and Class B common stock, and redemption of Series A preferred stock are all conditioned upon consummation of the offering and will occur simultaneously with the consummation of the offering.

23.	Staff Comment: Please expand the stockholders’ investment section to include a separate line item for your newly authorized shares of Common Stock, which is being issued in exchange for shares of Class A voting and Class B non-voting common stock.

Company Response: Pursuant to your request, the Company has expanded the stockholders’ investment section of the Capitalization Table to include a separate line item for newly issued shares of common stock.
Unaudited Pro Forma Consolidated Financial Data, page 19
24.	Staff Comment: See the last sentence in the opening paragraph on page 19 related to inclusion of non-recurring charges. Please revise this language and, as necessary, your pro forma financial statements to exclude from the pro forma income statement “adjustments to reflect one-time, non-recurring charges that are expected to occur...” Material non-recurring adjustments should instead be disclosed separately in the notes to the pro forma financial statements. Reference is made to Rule 11-02(b)(5) of Regulation S-X. Please revise or advise.

United States Securities and Exchange Commission
Attention: Lauren Nguyen
September 11, 2008

Company Response: Pursuant to your request, the Company revised the first paragraph on page 19 of the prospectus to exclude from unaudited pro forma consolidated financial data adjustments to reflect one-time, non-recurring charges that are expected to occur as a result of various events listed therein. In addition, the Company added footnote (a) on page 7 and expanded footnote (k) on page 23 to include the amount of the one-time, non-recurring charge attributable to the transaction bonus paid to GTS personnel as a result of the GTS acquisition.

25.	Staff Comment: Please expand the third and fourth paragraphs to also disclose that the pro forma financial statements give effect to the conversion of the Class A and Class B common stock into one single class of common stock. Also, disclose in second paragraph the number of common shares that will be issued or exchanged in the GTS merger.

Company Response: Pursuant to your request, the Company has revised the disclosure in the third and fourth paragraphs on page 19 of the prospectus to disclose that the pro forma financial statements give effect to the conversion of the Class A and Class B common stock into one single class of common stock. Additionally, the Company added in the second paragraph on page 19 of the prospectus disclosure that will include the number of common shares to be issued or exchanged in the GTS merger. The Company will provide this number once the stock split ratio is determined.
Notes to Unaudited Pro Forma Consolidated Financial Data, page 23
26.	Staff Comment: See pro forma footnote (d) explanation. Expand to describe if the mandatory redemption of the Series A preferred stock is conditioned solely upon the IPO or if it will result in connection with the GTS merger.

Company Response: Pursuant to your request, the Company has revised footnote (d) on page 23 of the prospectus to disclose that the redemption of the Series A preferred stock is, for pro forma purposes, conditioned solely upon the consummation of the offering.
27.	Staff Comment: Disclose in a note that upon consummation of the offering you will pay Thayer | Hidden Creek Management and EOS Management an aggregate $4.1 million, including a termination fee (and disclose this amount) related to the termination of the management and consulting agreement and other transaction-related expenses. Please disclose that this is a one-time non-recurring charge that has not been reflected in the pro forma financial statements.

Company Response: Pursuant to your request, the Company has revised footnote (e) to disclose that, in connection with the offering, the management and consulting agreement with Thayer | Hidden Creek Management and Eos Management will be terminated for an aggregate fee of $4.1 million. In addition, the Company has disclosed that this amount is a one-time, non-recurring charge that is not reflected in the unaudited pro forma consolidated financial data.
28.	Staff Comment: Expand pro forma footnote (g) explanation to describe how you arrived at an incremental net borrowing amount of $8.0 million.

United States Securities and Exchange Commission
Attention: Lauren Nguyen
September 11, 2008

Company Response: Pursuant to your request, the Company has revised footnote (g) to explain that the purchase price of the GTS acquisition was $24.1 million, which was financed with proceeds from the sale of common stock by GTS of $13.4 million, a $3.2 million non-cash issuance of stock, and borrowings under the GTS credit facility of $8.0 million.

29.	Staff Comment: We may have significant additional comments upon completion of your pro forma presentation.

Company Response: The Company acknowledges that you may have significant additional comments upon completion of its pro forma presentation.
Selected Consolidated Financial and Other Data, page 24
30.	Staff Comment: Please revise or expand the last paragraph on page 24, if true, to clarify that on April 29, 2005 Thayer LTL Holding Corp. (“THC”), an entity ultimately controlled by your controlling shareholder, acquired all of the outstanding capital stock of Roadrunner Freight, and that THC was merged into the Company on June 3, 2005. Therefore, since you and Roadrunner Freight were under common control as of April 29, 2005, prior to the merger on June 2005, the statement of operations, consolidated balance sheet, and other data for the Successor periods include the results of Roadrunner Freight subsequent to the close of business on April 29, 2005.

Company Response: Pursuant to your request, the Company has revised the last paragraph on page 24 of the prospectus to clarify that all outstanding shares of Roadrunner Freight were acquired at the close of business on April 29, 2005 by the Company’s controlling stockholder through LTL Holding Corp., referred to as THC, and that on June 3, 2005, THC was merged into RRTS. As such, because the Company was under common control with Roadrunner Freight as of April 29, 2005, the statement of operations, consolidated balance sheet, and other data for the Successor periods include the results of Roadrunner Freight subsequent to the close of business on April 29, 2005.

31.	Staff Comment: Further clarify, if true, that on October 4, 2006 your controlling shareholder, through an entity called Sargent Transportation Group, Inc. (“STG”), acquired all of the outstanding capital stock of a group of companies (collectively referred to as “Sargent”). Further disclose that on March 14, 2007, STG was merged with and into the Company, and that since you and Sargent have been entities under common control from October 4, 2006, the Successor periods include the results of Sargent subsequent to the close of business on October 4, 2006.

Company Response: Pursuant to your request, the Company further revised the disclosure to explain that on October 4, 2006, the Company’s controlling stockholder, through Sargent Transportation Group, Inc., referred to as STG, acquired all of the outstanding capital stock of a group of companies collectively referred to as “Sargent,” and that on March 14, 2007, STG merged into RRTS. As such, because the Company was under common control with Sargent as of October 4, 2006, the statements of operations, consolidated balance sheet, and other data for the Successor periods include the results of Sargent from October 4, 2006.

32.	Staff Comment: See your discussion of EBITDA in note (a) to the table. We note this non-GAAP measure includes items other than earnings before interest, taxes,

United States Securities and Exchange Commission
Attention: Lauren Nguyen
September 11, 2008

depreciation, and amortization and appears not to be in conformity with Item 10(e) of Regulation S-K. Please revise accordingly. You may choose to separately discuss the other items, i.e., preferred dividends, loss on early extinguishment of debt, and restructuring expenses, and the impact they had on your operating results without including them within the non-GAAP measure of EBITDA. Further, we note your description of EBITDA herein is inconsistent with the description given in “Compensation Discussion and Analysis” under the discussion of “Incentive Compensation” on page 55. However, it is unclear how your inclusion of EBITDA in this table provides specific useful information to an analyst, investor, or others in understanding your ‘operating performance and incentive compensation.’ Please explain in more detail or, alternatively, delete this non-GAAP measure from the table. Refer also to footnote 44 to Section II.B.2 to Financial Reporting Release No. 65, where substantial justification is required. We may have further comment after review of your response.

Company Response: Pursuant to your request, the Company has revised the footnote on page 25 to define “EBITDA” as “earnings before interest, taxes, depreciation, and amortization” in order to conform to Regulation S-K and with the definition of “EBITDA” on page 56 of the prospectus. In addition, the Company has revised the footnote to further clarify that the Company’s management uses EBITDA as a supplemental financial measure in evaluating the Company’s performance compared to that of others in its industry, and that the Company’s management believes that EBITDA is useful to investors because it assists in analyzing and benchmarking the Company’s performance and value of its business.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
33.	Staff Comment: We note that you believe your “focus” provides more consistent volume year-over-year on page 27. Please revise to explain whether your competition has a less-controlled approach to their business models to put this statement in proper context.

Company Response: Pursuant to your request, the Company has revised the disclosure on pages 2, 27, and 44 to ensure that the sentence previously relating to its “focus” conveys that it is the Company’s specialization in the transport of refrigerated foods, poultry, and beverages that allows for repeat customers and therefore consistent shipping volume year-over-year. The Company believes that this will clarify that this sentence is referring to this specialization and not its competitors’ business models.
34.	Staff Comment: Refer to the fifth and the last paragraphs under this heading with respect to the fuel surcharge within your LTL business. If these surcharges have had a material impact upon revenues (separately from the base rate charge) during any of the periods presented, please quantify and specifically disclose this fact in the MD&A results of operations discussion and in the footnotes to your financial statements.

Company Response: The Company respectfully advises the Staff that many factors impact the Company’s revenues, one of which is the cost of fuel, as discussed in the fifth paragraph under “Company Overview” on page 27 of the prospectus. As fuel costs increase, fuel surcharges correspondingly increase. The Company’s collection rate of fuel surcharges, however, has remained relatively constant over the past several years. For the six-month period ended June 30, 2008, the period during which fuel costs and fuel surcharges had the greatest impact, the Company added disclosure regarding the impact that both increased fuel

United States Securities and Exchange Commission
Attention: Lauren Nguyen
September 11, 2008

and fuel surcharges have had upon its revenues and purchased transportation costs under “Results of Operations” beginning on page 29.
Results of Operations, page 29
35.	Staff Comment: From disclosures in Note 12 to your December 31, 2007 audited financial statements, we note you operate in two business segments, LTL and TL. For each period presented, please expand your results of operations to separately discuss each segment’s profitability (i.e., the measure used by the chief operating decision maker in evaluating operating performance).

Company Response: Pursuant to your request, and in connection with its revision of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to include June 30, 2008 financial information, the Company has revised the disclosure under “Operating Income” for all of the relevant periods presented to include a discussion of each of the Company’s business segments consistent with the Company’s financial statement footnotes.
36.	Staff Comment: We agree with your conclusion that the MD&A discussion should address the historical financial information of the company. However, where a material acquisition is anticipated, we believe that it may be appropriate to also provide a supplemental discussion of operations on a pro forma basis. In this regard, we assume that the IPO will not occur if the merger with GTS does not take place. Any such pro forma discussion should follow the historical financial information, be clearly labeled as “pro forma,” and should be provided for the most recent fiscal year and interim period only. Disclosure should also be provided to explain how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation. Please revise or advise.

Company Response: The Company acknowledges the Staff’s comment, however, the Company is unable to provide a discussion of pro forma operations as there is no meaningful period against which to compare the pro forma results of operations for the most recent fiscal year and interim period.
Liquidity and Capital Resources, page 33
37.	Staff Comment: Please expand your discussion under “Credit Facilities” and “Subordinated Debt” to discuss in more detail the material terms of RRTS Credit Facility, RRTS Senior Subordinated Notes, and the GTS Credit Facility, as described beginning on page 71. In this regard, in addition to your current disclosures, also, as applicable, discuss for each type of debt facility, the total facility amount, borrowings, or letters of credit outstanding as of the most recent balance sheet date, the debt covenants required and whether compliance has been met, and the expected use of net proceeds from the offering to repay outstanding amounts.

Company Response: Pursuant to your request, the Company has revised the discussion under “Credit Facilities” and Subordinated Debt” on page 34 of the prospectus to include the material terms of the RRTS credit facility and senior subordinated notes, and included a cross

United States Securities and Exchange Commission
Attention: Lauren Nguyen
September 11, 2008

reference to “Description of Indebtedness” on page 73. The Company has not included a discussion, beyond the cross reference to “Description of Indebtedness,” to the GTS credit facility because it is immaterial to the Company and will be satisfied in full with the proceeds in the offering, as disclosed elsewhere in the prospectus.
Anticipated Uses of Cash, page 34
38.	Staff Comment: Please provide an estimated amount for the contingent payment to Sargent.

Company Response: The Company respectfully advises the Staff that, pursuant to the terms of the Sargent earnout, which is equal to the amount by which Sargent’s EBITDA (as defined in the earnout agreement) exceeds $8.0 million in a given year, the Company is unable to estimate in advance the amount of the contingent payment to Sargent. In order to estimate the amount of the contingent payment to Sargent, the Company would be required to forecast Sargent’s EBITDA, which the Company cannot reasonably do. Please see footnote 2 on page F-11.
Contractual Obligations, page 34
39.	Staff Comment: See the paragraph following the table of contractual obligations. We believe the table of contractual obligations should be expanded to disclose, at a minimum, the amount of scheduled interest payments on the fixed rate obligations. If the amount of interest on variable rate debt cannot be reliably estimated, please disclose this fact and state the amounts and significant terms of those obligations separately.

Company Response: The Company has revised the disclosure following the table of contractual obligations to explain that all of its long-term debt obligations have variable interest rates and to include a discussion of these rates. The Company also disclosed that the amounts in the table represent payments on the RRTS credit facility and RRTS senior subordinated notes assuming rates of 9.2% and 16.0%, respectively, as were in effect on December 31, 2007.
Seasonality, page 35
40.	Staff Comment: Please revise to provide additional disclosure regarding this seasonal fluctuation and explain why transportation sales would be lower during the winter holiday season.

Company Response: Pursuant to your request, the Company has revised the disclosure on page 35 of the prospectus to explain that transportation sales are lower during the winter holiday season because shippers generally reduce the number of shipments during that time and inclement weather can impede operations during the winter.
Capacity, page 47
41.	Staff Comment: Please revise to further explain what intermodal marketing companies are and briefly describe the agreements with such companies.

United States Securities and Exchange Commission
Attention: Lauren Nguyen
September 11, 2008

Company Response: Pursuant to your request, the Company has revised the sentence on page 47 of the prospectus to clarify that it maintains intermodal capability through relationships with third-party carriers who rent capacity on railroads throughout North America.
Competition, page 47
42.	Staff Comment: Please revise to disclose your position in the different segments compared to the competition so that an investor may be apprised of the risks associated with the intense competition.

Company Response: Pursuant to your request, the Company has revised the disclosure on page 48 of the prospectus to include a discussion about the Company’s position compared to its competition in terms of revenue.
Technology, page 48
43.	Staff Comment: Revise to disclose whether you have any registered intellectual property rights over your systems and applications.

Company Response: Pursuant to your request, the Company has revised the disclosure under “Technology” on page 50 of the prospectus to explain that it does not currently have registered intellectual property rights, such as patents, with respect to its technology systems and that it maintains trade secret protection over such systems.
Compensation Discussion and Analysis, page 54
44.	Staff Comment: On page 55, we note the disclosure that “in the future” you plan to grant equity awards to your executive officers. Please confirm that you do not plan on granting equity awards upon the closing of this transaction to your executive officers or revise as necessary.

Company Response: Pursuant to your request, the Company has revised the disclosure on page 56 of the prospectus to explain that it does not plan on granting equity awards to any of its employees in connection with the offering.
Stock-Based Compensation Paid to Directors, page 62
45.	Staff Comment: Disclose if the options to acquire shares of common stock upon closing of this offering will be at the initial public offering price.

Company Response: Pursuant to your request, the Company has disclosed on page 63 that the exercise price of options granted to directors will be at the same price as shares offered for sale to investors in the offering.

46.	Staff Comment: Please expand your disclosure to describe the arrangements you have in place to protect investors in the case of future related party transactions. Refer to Item 404(b) of Regulation S-K.

United States Securities and Exchange Commission
Attention: Lauren Nguyen
September 11, 2008

Company Response: Pursuant to your request, the Company has disclosed in the last paragraph on page 66 of the prospectus under “Certain Relationships and Related Transactions” that, in the future, the Company’s audit committee will be responsible for reviewing, approving, or ratifying any related party transaction or series of similar transactions. The Company also included the disclosure on page 54 in the discussion of the purpose and functions of the audit committee.
Underwriting, page 79
47.	Staff Comment: Please revise this section to state that the selling stockholders “may be deemed” underwriters.

Company Response: Pursuant to your request, the Company has revised the first paragraph under “Underwriting” on page 81 to state that the selling stockholders may be deemed underwriters.
Where You Can Find Additional Information, page 82
48.	Staff Comment: Please tell us whether you intend to make your reports available free of charge on the internet. If you do not, please tell us why. Refer to Item 101(e) of Regulation S-K. Also, please update the address of the SEC.

Company Response: Pursuant to your request, the Company has revised the disclosure on page 84 of the prospectus to state that it intends to make available free of charge on its website at www.rrts.com its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), proxy statements, and other information as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Additionally, the Company has updated the SEC’s address.
Roadrunner Transportation Services Holdings, Inc.
Audited Financial Statements — Year Ended December 31, 2007
Report of Independent Registered Public Accounting Firm, page F-2
49.	Staff Comment: In accordance with Rule 2-02(a)(2) of Regulation S-X, please include the name of the independent registered public accounting firm on the audit report. This comment is also applicable to the audit reports on GTS, Sargent, and Roadrunner.

Company Response: In compliance with Regulation S-X, the Company has included the name of the independent registered public accounting firm on the audit reports included in the Amendment.

United States Securities and Exchange Commission
Attention: Lauren Nguyen
September 11, 2008

Note 1. Significant Accounting Policies
Revenue Recognition, page F-9
50.	Staff Comment: Based upon the narrative disclosures presented on pages 44 through 46 of the filing, it appears that it may also be appropriate to discuss commission income and/or income recognized at net. If applicable, please also separately quantify these amounts in your disclosures here and in MD&A. The discussion of revenue in your “Critical Accounting Policies” section should be expanded to address commission income as well. Please revise or advise.

Company Response: Pursuant to your request, the Company has revised the disclosure on page 45 of the prospectus to better reflect its revenue and margin recognition. In its TL brokerage business, the Company records a margin for each transaction representing the difference between the revenues received and the transportation costs paid. The Company recognizes its TL brokerage revenues on a gross basis in accordance with EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” In addition to the factors noted in the Company’s revenue recognition policy within its “Critical Accounting Policies,” the Company has determined that it is the primary obligor in the arrangement as it is responsible for both service acceptance and fulfillment and has latitude in establishing pricing. The Company also bears all risks and costs of collection from the customer and the cost of providing the delivery through its independent contractors or Company approved carriers. Generally, the Company’s TL brokerage business pays its transportation providers within one to seven days of delivery and receives payment from its customers within 30 to 45 days.

Primarily based upon these factors, the Company reports revenues within its TL brokerage business on a gross basis consistent with EITF 99-19. The Company respectfully advises the Staff that the Company believes that its revenue recognition policy and “Critical Accounting Policies” disclosure with regards to revenue, including its TL brokerage revenues, are appropriate.
Note 4. Goodwill, page F-12
51.	Staff Comment: A preferability letter is required in connection with a change in accounting principle. Please include the letter as an exhibit to the filing.

Company Response: The Company respectfully advises the Staff that it does not believe a preferability letter is required under the circumstances. Pursuant to Rule 10-01(b)(6) of Regulation S-X, for filings on Form 10-Q, a letter from the Company’s independent auditor’s is required to be filed as an exhibit (in accordance with the provisions of Item 601 of Regulation S-X) in the first Form 10-Q subsequent to the date of an accounting change. Because the Company is not subject to the reporting requirements of the Exchange Act, and because the change in accounting principle is not reported in a Form 10-Q or Form 10-K, the filing of a preferability letter would not be required in response to the change in accounting principle disclosed in Note 4. See also Item 601(18) and Section G.2. of SEC Staff Accounting Bulletin entitled “Topic 6: Interpretations of Accounting Series Releases and Financial Reporting Releases,” a copy of which is attached hereto as Exhibit O.

United States Securities and Exchange Commission
Attention: Lauren Nguyen
September 11, 2008

Note 5. Long-Term Debt and Interest Rate Caps, page F-13
52.	Staff Comment: We note that payment of deferred interest on the subordinated notes may be added to the principal balance of the note each quarter. Upon redemption of the notes, we would expect the portion of the payment that represents interest incurred but not paid to be reflected in the cash flow statement as an operating outflow, similar to any other interest, and not as a financing cash flow. Please confirm that this is your intention and disclose this fact in the footnote.

Company Response: Pursuant to your request, the Company confirms that the portion of principal balance that represents interest incurred but not paid will, upon redemption of the notes, be reflected in the Company’s statement of cash flows as an operating outflow. The Company has included disclosure to this effect on page F-14.
Note 6. Stockholders’ Investment, page F-14
53.	Staff Comment: We note that “under certain circumstances, including a change in control . . .” the company is obligated to purchase common stock from shareholders at fair market value. Please tell us why these shares should not be presented outside of permanent equity pursuant to the guidance in EITF D-98. Your response should be detailed and specific and should consider circumstances and examples such as those described in paragraphs 7 through 9 of the above referenced EITF.

Company Response: Pursuant to your request, the Company has re-evaluated the guidance in EITF D-98: Classification and Measurement of Redeemable Securities (EITF D-98) and determined that certain shares of the Company’s outstanding Class A common stock should have been classified as mezzanine equity rather than permanent equity, as previously reported in the Company’s consolidated balance sheets as of December 31, 2007 and 2006. These shares are held by current and former employees of the Company and are subject to the Shareholders’ Agreement disclosed in Note 6 to the consolidated financial statements. The Shareholders’ Agreement requires the Company to redeem such shares at fair value in the event of death or disability of the holder, as defined, during a seven year period from the date of original issuance.

EITF D-98 requires equity securities that may be redeemed upon the occurrence of certain events outside the control of the issuer to be classified outside of permanent equity. Accordingly, the Company has corrected the presentation of these shares by restating the consolidated balance sheets as of December 31, 2007 and 2006 to reclassify 1,765 and 1,865 shares of Class A common stock, respectively, from permanent equity to mezzanine equity. This correction resulted in a decrease in stockholders’ investment and an increase in mezzanine equity of approximately $1.8 million and $1.9 million as of December 31, 2007 and 2006, respectively. In addition, the Company has corrected the earlier balance sheet data as of December 31, 2005, presented in the Summary Consolidated Financial and Other Data section of the prospectus to reflect a $2.2 million decrease in stockholders’ investment and increase in mezzanine equity for the number of outstanding shares that were subject to this redemption provision as of such balance sheet date. The Company respectfully advises the Staff that the Shareholders’ Agreement that contains the redemption provision did not exist prior to 2005 and, accordingly, there are no adjustments required to the Summary Consolidated Financial and Other Data section of the prospectus for periods prior to 2005.

United States Securities and Exchange Commission
Attention: Lauren Nguyen
September 11, 2008

EITF D-98 further requires equity securities that may be redeemed upon the occurrence of certain events outside the control of the issuer to be adjusted to fair value when redemption of such shares becomes probable. The Company believes that redemption of the foregoing shares is not probable and, as such, has not adjusted the carrying value of such shares to fair value as of the respective balance sheet dates. Accordingly, no other corrections were made to the consolidated financial data of the Company presented throughout the prospectus.

The Company intends to amend the Shareholders’ Agreement to remove the redemption provision upon the consummation of the offering. Upon amendment of the Shareholders’ Agreement and the consummation of the offering, the common shares that were formerly subject to the redemption provision will be reclassified from mezzanine equity to permanent equity pursuant to EITF D-98.

In response to your request, the Company has added the following Note 14 to the RRTS 2007 Consolidated Financial Statements on page F-22:
“Redeemable Common Stock

Subsequent to the issuance of the Company’s 2007 consolidated financial statements, management determined that certain shares of the Company’s outstanding Class A common stock should have been classified as mezzanine equity rather than permanent equity, as previously reported in the Company’s consolidated balance sheet. These shares, held by current and former employees of the Company, are subject to redemption by the Company in the event of death or disability of the holder, as defined, during a seven-year period from the date of original issuance. The Company has corrected the presentation of these shares in the accompanying consolidated balance sheets as of December 31, 2007 and 2006 to reclassify 1,765 and 1,865 shares of Class A common stock, respectively, from permanent equity to mezzanine equity. This correction resulted in a decrease in stockholders’ investment and an increase in mezzanine equity of approximately $1.8 million and $1.9 million as of December 31, 2007 and 2006, respectively. The Company has determined that redemption of these shares of Class A common stock is not probable and, as such, has not adjusted the carrying value of such shares to fair value as of December 31, 2007 and 2006.”
The Company further respectfully advises the Staff that, other than the common stock noted above, the Company is not obligated to repurchase common stock from stockholders under certain circumstances, including a change in control, as was originally disclosed in Note 6 to the Company’s consolidated financial statements. Rather, the stockholders are obligated to sell their common stock on the same terms as Thayer V under certain circumstances, including a change in control. The Company has clarified this disclosure by replacing the fourth paragraph in Note 6 on page F-15 with the following:
“All stockholders are obligated to sell their common stock on the same terms as Thayer V under certain circumstances, including a change in control, as defined in the Shareholders’ Agreement. See Note 14 regarding Class A common stock subject to redemption.”

United States Securities and Exchange Commission
Attention: Lauren Nguyen
September 11, 2008

Note 9. Income Taxes, page F-17
54.	Staff Comment: It appears that additional disclosures may be required pursuant to the requirements of FIN 48. At a minimum, consideration should be given to paragraph 21(e) of the Interpretation. Please revise or advise.

Company Response: The Company respectfully advises the Staff that it considered the disclosure guidance in FIN 48 paragraphs 20 — 21 and concluded that, due to the immateriality of the Company’s unrecognized tax benefits, the disclosure requirements in FIN 48 paragraph 21(a) through (d) were not required as prescribed by the standard. The Company’s policy for classifying interest and penalties is disclosed in Note 1 to the Consolidated Financial Statements under Significant Accounting Policies, Income Taxes. The Company has incorporated in the Amendment the following disclosure in accordance with FIN 48 paragraph 21(e) regarding the description of tax years that remain subject to examination by major tax jurisdictions into Note 9 to the Consolidated Financial Statements — Income Taxes:
       “The Company is subject to federal and state tax examinations for all tax years subsequent to December 31, 2004.”
Note 10. Commitments and Contingencies
Series A Redeemable Preferred Stock, page F-19
55.	Staff Comment: We note your disclosure that the dividend rate is $40 per share for a total payable of $200,000. However, the statements of stockholders’ investment on page F-5 discloses a dividend rate of $32 per share for a total payable of $160,000. Please clarify, if true, that this difference is attributable to the partial accrual of the annual dividend as of December 31, 2007. Alternatively, please reconcile and explain the apparent discrepancy.

Company Response: The Company confirms that the dividend rate of $32 per share is attributable to the partial accrual of the annual dividend as of December 31, 2007. Pursuant to your request, the Company has revised the disclosure on page F-19 to clarify that $160,000 is the 2007 dividend calculation on its Series A preferred stock for the period from March 14, 2007 through December 31, 2007.
Group Transportation Services, Inc. and GTS Direct, LLC
Audited Combined Financial Statements — Year Ended December 31, 2007
Note 1. Significant Accounting Policies
Revenue Recognition, page F-37
56.	Staff Comment: With respect to revenue transactions recognized on a “net” basis, disclose the amount or percentage of such revenue for each period presented.

Company Response: Pursuant to EITF 99-19, GTS has recorded a portion of its revenues on a net basis as the Company has determined it is not the primary obligor because it does not have latitude in establishing pricing and it does not bear the risk of loss for delivery and collection from its customers. The Company recognized $0.6 million, $0.3 million, and $0 of

United States Securities and Exchange Commission
Attention: Lauren Nguyen
September 11, 2008

revenues on a net basis for the years ended December 31, 2007, 2006, and 2005, respectively. Because revenues recorded net have been immaterial to date, the Company has not disclosed such amounts in its revenue recognition accounting policy and respectfully advises the Staff that it does not believe that such disclosure would be meaningful to the reader of its financial statements.
Group Transportation Services Holdings, Inc.
Interim Unaudited Financial Statements — March 31, 2008
Note 2. Acquisition, page F-45
57.	Staff Comment: We note that the acquisition agreement with the former owner of GTS potentially includes contingent consideration. If this individual has been employed by the company, tell us why you consider it appropriate to allocate any contingent payments to goodwill. Please address the each of the applicable factors specified by EITF 95-8 in your response.

Company Response: The Company respectfully advises the Staff that the former owner of Group Transportation Services, Inc. and GTS Direct, LLC was retained as an employee of GTS. The Company believes that the compensation paid to the former owner is at market value. The contingent consideration that could potentially be paid to the former owner is based on GTS achieving certain levels of earnings before income taxes, depreciation and amortization and management fee over a five-year period with a potential maximum payout of $3.5 million. The contingent consideration is not conditional upon continued employment of the former owner and will be paid, if earned, regardless of his employment status.

The former owner of GTS believed a higher value was warranted on GTS as a result of the unrealized value of growth in the business. To resolve their differences, the two parties agreed to a purchase price that included the contingent consideration component to be in line with other bids being offered to the former owner of GTS. The resulting purchase price, including contingent consideration, resulted in an arrangement beneficial and acceptable to both parties.

GTS considered the guidance in paragraphs 25 through 34 of SFAS No. 141 and EITF 95-8 in determining its accounting for the contingent purchase consideration described in Note 2 of the Group Transportation Services Holdings, Inc. Unaudited Financial Statements for the three month period ended March 31, 2008. GTS considered the following factors in determining whether the arrangement for contingent consideration was, in substance, additional purchase price of the acquired enterprise or compensation for services, use of property, or profit sharing:
•	the contingent consideration is not dependent on the former owners continued employment with the Company;

•	the Company believes the level of compensation, excluding contingent consideration, offered to the former owner is comparable with others with a similar position;

•	the formula utilized to calculate the purchase consideration is based on achieving certain levels of earnings before income taxes, depreciation and amortization and

United States Securities and Exchange Commission
Attention: Lauren Nguyen
September 11, 2008

management fee over a five year period with a potential maximum payout of $3.5 million; and
•	there were no other material arrangements with the former owner which would indicate that the contingent consideration paid would be compensation.
In light of the above facts, GTS believes that any contingent consideration ultimately paid will be classified as additional purchase price of GTS and will result in an increase of goodwill. The Company acknowledges that EITF 95-8 requires the evaluation of a number of different factors and management’s judgment. The Company has evaluated all factors and, based upon the evaluation of all factors considered, as described above, in the Company’s judgment, the earnout should be accounted for as additional purchase consideration and not compensation pursuant to SFAS No. 141 and EITF 95-8.

58.	Staff Comment: As a related matter, please address this issue in connection with the Sargent acquisition as well.

Company Response: The Company respectfully advises the Staff that the former owners of Big Rock Transportation, Inc.; Midwest Carriers, Inc.; Sargent Trucking, Inc.; B&J Transportation, Inc.; and Smith Truck Brokers, Inc. (collectively “Sargent”) were retained as employees of Sargent Transportation Group, Inc. (“STG”) immediately after the sale of Sargent to STG and continued on as at-will employees when STG was merged into the Company on March 14, 2007. The Company believes that the compensation paid to the former owners is at market value. The contingent consideration which could potentially be paid to the former owners is based on Sargent achieving certain levels of earnings before income taxes, depreciation, amortization and other adjustments (“EBITDA”), as defined in the earnout agreement, above $8.0 million in a given year during the four years beginning with the calendar year ending December 31, 2006. The contingent consideration is not conditional upon continued employment of the former owners and will be paid, if earned, regardless of their employment status.

The former owners of Sargent believed a higher value was warranted on Sargent as a result of the unrealized value of growth in the business. To resolve their differences, the parties agreed to a purchase price that included the contingent consideration component that resulted in an arrangement beneficial and acceptable to all parties.

The Company considered the guidance in paragraphs 25 through 34 of SFAS No. 141 and EITF 95-8 in determining its accounting for the contingent purchase consideration described in Note 2 of the Roadrunner Transportation Services Holdings, Inc. audited Financial Statements for the year ended December 31, 2007. The Company considered the following factors in determining whether the arrangement for contingent consideration was, in substance, additional purchase price of the acquired enterprise or compensation for services, use of property, or profit sharing:
•	the contingent consideration is not dependent on the former owners continued employment with the STG or the Company;

•	the Company believes the level of compensation, excluding contingent consideration, offered to the former owners is comparable with others with similar positions;

United States Securities and Exchange Commission
Attention: Lauren Nguyen
September 11, 2008

•	the formula utilized to calculate the purchase consideration is based on achievement of EBITDA above $8.0 million during a four year window; and

•	there were no other material arrangements with the former owners which would indicate that the contingent consideration paid would be compensation.
In light of the above facts, the Company believes that any contingent consideration ultimately paid will be classified as additional purchase price for Sargent and will result in an increase of goodwill. The Company acknowledges that EITF 95-8 requires the evaluation of a number of different factors and management’s judgment. The Company has evaluated all factors and, based upon the evaluation of all factors considered, as described above, in the Company’s judgment, the earnout should be accounted for as additional purchase consideration and not compensation pursuant to SFAS No. 141 and EITF 95-8.
Part II
Item 15. Recent Sales of Unregistered Securities, page II-2
59.	Staff Comment: Please revise to provide all of the information required by Items 701(c) and (d) of Regulation S-K including the aggregate consideration received and indicate the rule under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

Company Response: Pursuant to your request, the Company has revised the information provided in Item 15 to further include the information required by Items 701(c) and (d) of Regulation S-K, including the aggregate consideration received, to indicate the rule under which exemption from registration was claimed, and to briefly describe the facts relied upon to make the exemption available.
Other
60.	Staff Comment: Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X. In this regard, please update the filing to include unaudited interim financial statements of the Registrant and GTS for the six months ended June 30, 2008 and 2007. Summary and Selected Historical and Pro Forma Financial Data, MD&A, and related financial information should he similarly updated.

Company Response: Pursuant to your request, the Company has revised the prospectus and the financial statements contained therein to include financial information for the six months ended June 30, 2008 and 2007.
61.	Staff Comment: Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

United States Securities and Exchange Commission
Attention: Lauren Nguyen
September 11, 2008

Company Response: Pursuant to your request, the Amendment contains currently dated accountant’s consents and the Company acknowledges that manually signed consents should be kept on file for five years.
* * * * *
     Please note that the Company has included certain changes to the registration statement other than those in response to the Staff’s comments.
     Pursuant to Rule 418(b) under the Securities Act, the Company hereby requests that the Staff return all Exhibits to this letter after completion of the Staff’s review. The Company has therefore not filed the Exhibits in electronic format via the EDGAR system.
     The Company acknowledges your references regarding requests for acceleration of a registration statement, including Rules 460 and 461. The Company will include the requested acknowledgments and will endeavor to provide the Staff with adequate time after the filing of any amendment for further review before submitting a request for acceleration and provide any acceleration request at least two business days in advance of the requested effective date.
     Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8314 or Brandon Lombardi of our office at (602) 445-8335.

Sincerely,

/s/ Michael L. Kaplan

Michael L. Kaplan
For the Firm

cc:	Beverly Singleton (w/encl.)
Mark DiBlasi (w/encl.)